Exhibit No. 11 Computation of Earnings Per Common Share


                                              THREE MONTHS ENDED

                                                 MARCH 31, 1997


     Net income available
     for common shareholders                      $    57,000


     Average common shares outstanding                373,425

     Income per common share                      $      0.15